Exhibit 99.165

Defi Technologies Co-Leads Investment into SEBA Bank (a Swiss Global Digital Assets Bank)

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DeFi Technologies, a technology company bridging the gap between traditional capital markets and decentralized finance, is co-leading the round with an investment of CHF25 million and will also receive a seat on SEBA Bank's Board of Directors.

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Successful financing round is over-subscribed at CHF110 mln and is co-led by a consortium of specialized blockchain and fintech investors, including Altive, Ordway Selections, and Summer Capital. Alameda Research, a leading quantitative trading firm and core partner of FTX, also participated in the round.

•	SEBA funding to fuel expansion in APAC and the Middle East and to drive institutional business growth through investment in product offering and technology
•	Round was significantly oversubscribed, with existing investors, including Julius Baer, increasing their investment, reinforcing the future-proof business model of SEBA as bank of the new economy
ZUG, Switzerland, Jan. 12, 2022 /CNW/ - SEBA Bank, a fully integrated, FINMA licensed digital assets banking platform, today announced that it has closed a successful Series C funding round, raising CHF 110 million. The round was comprised of a consortium of specialized blockchain and fintech investors, co-led by DeFi Technologies (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, with an investment of CHF25 million. As part of the investment, DeFi Technologies will also receive a seat on SEBA Bank's Board of Directors. Other funding partners included Altive, Ordway Selections, and Summer Capital. Alameda Research, a leading quantitative trading firm and core partner of FTX, also participated in the round. The round was significantly oversubscribed, with demand far exceeding the initial funding target. Existing investors, including Julius Baer, increased their positions in the funding round.

This funding round will further accelerate the considerable growth that SEBA Bank has achieved over the past year. SEBA Bank is currently supporting 25 markets globally, having strengthened its presence in APAC earlier this year by appointing an APAC CEO to solidify its presence in Hong Kong and Singapore; along with other priority markets in the Middle East including a dedicated office in Abu Dhabi. The company also deepened its executive talent with a number of appointments to the senior leadership team, and will further grow its headcount and expand into new markets.

"DeFi Technologies' relationship with SEBA Bank is one of the first of its kind between a private crypto bank and a public technology company. Synergies exist in various areas which will benefit both parties, our respective shareholders, and serve to provide greater institutional access for custodial services and regulated investment opportunities in the growing decentralised finance and Web 3.0 space," said Russell Starr, CEO of DeFi Technologies. "SEBA Bank has one of only two FINMA licenses and in working with DeFi Technologies, both parties will be able to create value for each other – whether it be new product launches in the ETP space, potential co-launching of ETFs, staking, custody, and other unrealized possibilities. We are absolutely thrilled to continue building institutional grade products across this vastly expanding landscape of DeFi, in partnership with SEBA Bank."

Guido Buehler, CEO at SEBA Bank, said, "This funding represents a significant milestone for SEBA Bank, is a testament to our foundations, and confirms our vision of being a global leader in new generation finance, enabled by blockchain technology and our comprehensive banking license. With the support of such a strong group of investors, offering depth and breadth across the domains of finance, fintech, and blockchain, SEBA Bank is privileged to access a wide range of new skills and capabilities to fast-forward our growth plans. This funding will allow us to further develop our digital asset banking platform and strengthen our presence in markets across the globe by attracting new talent."

This funding round solidifies SEBA Bank's position as the best-in-class regulated digital asset banking services provider. With strategic backing from DeFi Technologies, a technology company bridging the gap between traditional capital markets and decentralized finance. Other participants in the round included specialist fintech and blockchain investors, including, Altive, a renowned alternative asset management company for technology, consumer and healthcare sectors, and part of a leading Asia-based private investment group with a successful track record of investment in blockchain companies; Ordway Selections GmbH, the private investment firm of an established and highly-successful family office in Zug which deploys capital into blockchain and digital assets, health and wellness, and food and agricultural technology; and Summer Capital, a multi-strategy investment management company focused on fintech, healthcare, and technology. By leveraging the strategic expertise of these specialist partners, SEBA Bank will maintain its commitment to innovation and excellence in its digital asset banking and investment services.

Cheney Cheng, Managing Partner of Altive, said, "Given the global regulatory trend of digital assets, we envision that regulated crypto financial institutions like Swiss licensed SEBA Bank would become the cornerstone of the future finance. We are honored to have joined the company's mission to make digital assets more accessible to the general public."

Jonathan Ordway Fackelmayer, Chairman of Ordway Selections, said, "Ordway Selections identifies and invests into best-in-class digital assets and core blockchain infrastructure, such as SEBA Bank. We are delighted to be part of the "lead-investor" consortium alongside Altive and Summer Capital, who both hold a deep knowledge of financial services and technology applications. Our consortium believes SEBA bank is uniquely positioned to respond to the needs of the ever growing and demanding pool of cryptocurrency investors worldwide."

Guido Buehler, CEO of SEBA Bank is available for interview.

About SEBA Bank - The Future of Digital Banking, Investing & Financing

Founded in April 2018 and headquartered in Zug, SEBA Bank is a pioneer in the financial industry and is the only global smart bank providing a fully universal suite of regulated banking services in the emerging digital economy. In August 2019, SEBA Bank received a Swiss banking and securities dealers license, and in September 2021 the CISA licence – the first time a reputed, regulatory authority such as FINMA has granted such licenses to a financial services provider with a core capability in digital assets. The broad, vertically integrated spectrum of services combined with the highest security standards, make SEBA Bank's value proposition unique - this is why Banque de France selected SEBA Bank to test the integration of Central Bank Digital Currency (CBDC). CVVC Global Report and CB Insights name SEBA Bank as Top 50 Companies within the blockchain ecosystem. Aite Group awarded SEBA Bank with their 2021 Digital Wealth Management Impact Innovation Award in the category "Digital Startup of the Year", and LinkedIn list SEBA Bank as one of the Top Startups 2021 in Switzerland.

For more information about SEBA Bank, please visit our website.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the the closing of the Series C funding round and DeFi Technologies' participation; a seat on SEBA Bank's Board of Directors; potential synergies between DeFi Technologies and SEBA; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include, but is not limited to rules and regulations in Switzerland with respect to financial institutions; investor demand for DeFi Technologies', its subsidiaries and SEBA Bank's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward- looking information, except in accordance with applicable securities laws.

All information contained in this press release with respect to DeFi Technologies, SEBA Bank, Altive and Ordway Selections was supplied by the parties respectively for inclusion herein, and each party and its directors and officers have relied entirely on the other parties for any information concerning the other party. DeFi Technologies has not conducted due diligence on the information provided by SEBA Bank and does not assume any responsibility for the accuracy or completeness of such information.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies, Inc.

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For further information: Media contact, SEBA Bank AG, Sandra Frank DudlerChief, Marketing Officer, sandra.frank@seba.swiss, +41 41 552 43 41; For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 08:51e 12-JAN-22